Exhibit 99.1

Annexure-A1

Disclosure regarding the sale of the equity holding of the Company in its wholly-owned subsidiaries, namely, Sterlite Ports Limited (SPL) and Paradip Multi Cargo Berth Private Limited (PMCB), to Sesa Resources Limited (SRL), which is also a wholly-owned subsidiary of the Company:

	Subsidiaries	Sterlite Ports Limited (SPL) (Subsidiary to be sold)	Paradip Multi Cargo Berth Private Limited (PMCB) (Subsidiary to be sold)	Sesa Resources Limited (SRL) (Buyer)
a.	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year;

	Revenue of entity (INR in Crores)	0	0	11

	Net Worth of entity (INR in Crores)	-5	-2	10

	% of Revenue	0.00%	0.00%	0.01%

	% of Net Worth	-0.02%	-0.01%	0.03%

b.	Date on which the agreement for sale has been entered into;	Shall be entered within 2-3 weeks.	Shall be entered within 2-3 weeks.	Shall be entered within 2-3 weeks.

c.	The expected date of completion of sale/disposal;	Before July 31, 2021 or subject to completion of the conditions of the Share Purchase Agreement.	Before July 31, 2021 or subject to completion of the conditions of the Share Purchase Agreement.	Before July 31, 2021 or subject to completion of the conditions of the Share Purchase Agreement.

d.	Consideration received from such sale/disposal;	INR 16.26 Crores based on the valuation report of an Independent Valuer.	INR 1 based on the valuation report of an Independent Valuer.	-

e.	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/ group companies. If yes, details thereof;	-	-	SRL is a wholly-owned subsidiary of Vedanta Limited and is into mining activity.

f.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at ‘arm’s length’;	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.

g.	Additionally, in case of a slump sale, indicative disclosures provided for merger/ amalgamation shall be disclosed by the listed entity with respect to such slump sale;	Not Applicable.	Not Applicable.	Not Applicable.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

	Subsidiaries	Sterlite Ports Limited (SPL) (Subsidiary to be sold)	Paradip Multi Cargo Berth Private Limited (PMCB) (Subsidiary to be sold)	Sesa Resources Limited (SRL) (Buyer)
h.	Details and reasons for restructuring;	Simplification of structure and bringing related business entities below SRL.	Simplification of structure and bringing related business entities below SRL.	Simplification of structure and bringing related business entities below SRL.

i.	Quantitative and/or qualitative effect of restructuring;	Simplification of structure.	Simplification of structure.	Simplification of structure.

j.	Details of benefit, if any, to the promoter/ promoter group/ group companies from such proposed restructuring;	Not Applicable.	Not Applicable.	Not Applicable.

k.	Brief details of change in shareholding pattern (if any) of all entities.	SPL will cease to be a direct subsidiary of Vedanta Limited.	PMCB will cease to be a direct subsidiary of Vedanta Limited.	SPL and PMCB will become wholly-owned subsidiaries of SRL.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Annexure-A2

Disclosure regarding amalgamation of Sterlite Ports Limited, Paradip Multi Cargo Berth Private Limited, Maritime Ventures Private Ltd, and Goa Sea Port Private Limited, which will become indirect subsidiaries of Vedanta Limited, with Sesa Mining Corporation Limited which is a step-down subsidiary of Vedanta Limited. The scheme for amalgamation shall be subject to approval of the National Company Law Tribunal (Tamil Nadu and Bombay (Goa Bench).

	Subsidiaries	Sterlite Ports Limited (SPL) (Transferor company)	Paradip Multi Cargo Berth Private Limited (PMCB) (Transferor company)	Maritime Ventures Private Limited) (MVPL) (Transferor company)	Goa Sea Port Private Limited (GSPPL) (Transferor company)	Sesa Mining Corporation Limited (SMCL) (Transferee company)
a.	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year;

	Revenue of entity (INR in Crores)	0	0	42.35	0	145.42

	Net Worth of entity (INR in Crores)	-5	-2	19.85	-3.33	-164.28

	% of Revenue	0.00%	0.00%	0.11%	0	0.39%

	% of Net Worth	-0.02%	-0.01%	0.03%	-0.00	-0.21%

b.	Date on which the agreement for sale has been entered into;	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.

c.	The expected date of completion of sale/disposal;	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.

d.	Consideration received from such sale/ disposal;	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.

e.	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/ group companies. If yes, details thereof;	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

	Subsidiaries	Sterlite Ports Limited (SPL) (Transferor company)	Paradip Multi Cargo Berth Private Limited (PMCB) (Transferor company)	Maritime Ventures Private Limited) (MVPL) (Transferor company)	Goa Sea Port Private Limited (GSPPL) (Transferor company)	Sesa Mining Corporation Limited (SMCL) (Transferee company)
f.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at ‘arm’s length’;	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.

g.	Additionally, in case of a slump sale, indicative disclosures provided for merger/ amalgamation shall bedisclosed by the listed entity with respect to such slump sale;	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.

h.	Details and reasons for restructuring;	Simplification of structure and bringing related business entities below SRL.	Simplification of structure and bringing related business entities below SRL.	Simplification of structure and bringing related business entities below SRL.	Simplification of structure and bringing related business entities below SRL.	Simplification of structure and bringing related business entities below SRL.

i.	Quantitative and/or qualitative effect of restructuring;	Simplification of structure.	Simplification of structure.	Simplification of structure.	Simplification of structure.	Simplification of structure.

j.	Details of benefit, if any, to the promoter/ promoter group/ group companies from such proposed restructuring;	Simplification of structure.	Simplification of structure.	Simplification of structure.	Simplification of structure.	Simplification of structure.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

	Subsidiaries	Sterlite Ports Limited (SPL) (Transferor company)	Paradip Multi Cargo Berth Private Limited (PMCB) (Transferor company)	Maritime Ventures Private Limited) (MVPL) (Transferor company)	Goa Sea Port Private Limited (GSPPL) (Transferor company)	Sesa Mining Corporation Limited (SMCL) (Transferee company)
k.	Brief details of change in shareholding pattern (if any) of all entities.	SPL will merge into SMCL and shall cease to exit	PMCB will merge into SMCL and cease to exist	MVPL will merge into SMCL and shall cease to exist	GSPPL will merge into SMCL and shall cease to exist.	SMCL will issue additional shares to SRL pursuant to the scheme of amalgamation of SPL, PMCB, MVPL and GSPPL into SMCL, as per the share exchange ratio to be determined by an independent valuer.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394